PMU News Release #10-01 TSX & NYSE AMEX Symbol: PMU January 14, 2010

PACIFIC RIM MINING CLOSES PRIVATE PLACEMENT FINANCING

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has closed its previously announced private placement financing. A total of CDN $2,355,000 was raised through the issuance of 11,775,000 units (“Units”) of the Company, consisting of one share (“Share”) and one share purchase warrant (“Warrant”). Details of the terms of the financing are available in the Company’s news release # 09-10 dated December 11, 2009.

The Company has also issued 483,000 Units (the “Finder’s Units) to certain finders (the “Finders”) in connection with the private placement, in payment of a finder’s fee of 6% of the proceeds raised from subscribers introduced by the Finders, and issued 483,000 warrants to Finders (the “Finder’s Warrants”) representing 6% of the total number of Units sold to purchasers introduced by the Finders.

The Shares, the Warrants, the shares and warrants forming part of the Finder’s Units, and the Finder’s Warrants, and any securities issuable on exercise thereof (collectively the “Securities”) are subject to a four-month hold as required under applicable Canadian securities law, expiring on May 15, 2010.

The proceeds of the financing will be used for exploration work including the search for potential new project acquisitions, legal expenditures, and for general corporate purposes.

The Securities are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States, or to, or for the account or benefit of U.S. persons (as defined in Rule 902(k) of Regulation S under the Securities Act) or persons in the United States absent registration or an applicable exemption from the registration requirements. The Securities are subject to resale restrictions under applicable securities laws.

About the Company

Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus. Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex. All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC, Pacific Rim El Salvador, S.A. de C.V., and Dorado Exploraciones, S.A. de C.V., inclusive.

On behalf of the board of directors,

“Thomas C. Shrake”
Thomas C. Shrake
President and CEO

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: factors that may influence the eventual use of proceeds as described. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com